Exhibit 21.1

SUBSIDIARIES OF ZIVO BIOSCIENCE, INC.

Name	Place of Organization

HEPI Pharmaceuticals, Inc.	Delaware Corporation

ZIVO Biologic, Inc.,	Delaware corporation

WellMetrix, LLC	Delaware Corporation